AB

50
3/4/03 [illegible]

SECURITIE[illegible] 03012046 [illegible]SION
Washingt[illegible]

SEC FILE NUMBER
8 – 52242

RECEIVED
FEB 2 7 2003

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2002** AND ENDING **DECEMBER 31, 2002**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

BENCHMARK SECURITIES GROUP, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

825 EAST GATE BOULEVARD, 1ST FLOOR

GARDEN CITY	**NEW YORK**	**11530**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURA DAVIS **(516) 861-3660**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

PROCESSED
APR 02 2003
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ***LOUIS J. GALEOTAFIORE,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***BENCHMARK SECURITIES GROUP, INC.,*** as of ***DECEMBER 31, 2002,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Lou J Galatafio
Signature

President
Title

X
Notary Public

LAURA DAVIS
Notary Public, State of New York
No. 01DA5072727
Qualified in Nassau County
Commission Expires 2-10-05

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***LOUIS J. GALEOTAFIORE,*** swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***BENCHMARK SECURITIES GROUP, INC.,*** as of ***DECEMBER 31, 2002***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

PRESIDENT

(Title)

(Notary Public)

LAURA DAVIS
Notary Public, State of New York
No. 01DA5072727
Qualified in Nassau County
Commission Expires 2-10-05

BENCHMARK SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

BENCHMARK SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 39,242
Due from clearing firm	305,647
Securities owned - at market value (Note 3)	31,900
Deferred taxes	116,000
Other assets	17,870
Total assets	$ 510,659
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 92,185
Total liabilities	92,185
Commitments and contingencies (Note 6)	
Stockholders' equity (Note 8)	
Common stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	666,320
Retained (deficit)	(248,846)
Total stockholders' equity	418,474
Total liabilities and stockholders' equity	$ 510,659

The accompanying notes are an integral part of this statement.

BENCHMARK SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Nature of Business

Benchmark Securities Group, Inc. (The "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission.

The "Company" operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents.

c) ***Income Taxes***
The Company is part of an affiliated group (the "Group"), which files a consolidated federal income tax return. Each entity is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis, and the amount of current and deferred taxes payable or refundable is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

d) ***Depreciation***
Depreciation is provided on a straight-line basis using estimated useful lives of five years. Leasehold improvements are amortized over the economic useful life of the improvement.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Securities Owned – At Market Value

Securities owned, at quoted market values, are summarized as follows:

	Owned
Common Stock	$31,900

Note 4 - Related Party Transactions

The Company is a wholly owned subsidiary of Benchmark Global Capital, Inc. (Parent). The Company, until its move (Note 6), shared personnel, office space, telephone equipment, computer equipment, and office equipment with the Parent.

Pursuant to an agreement with the Parent, which terminated September 1, 2002, the Parent was to pay for a variety of overhead expenses including the salary of the Company's president. The Parent allocated approximately $83,200 of such expenses to the Company during this period as additional capital contributions.

A payable to the Parent for approximately $35,000 was also converted into an additional capital contribution.

The New York premises occupied by the company, is leased in the name of the parent.

Note 5 - Income Taxes

Provision for income tax benefit consists of the following components:

Deferred income tax benefit:	
Federal	$60,799
State	16,000
Total provision for income tax benefit	$76,799

Deferred income tax benefit relates primarily to timing differences in the deductibility of certain expenses and net operating loss carry forwards.

The Company has available approximately $365,000 of a net operating loss (NOL) carry forward, to offset future taxable income, which will expire in 2017. Management expects the Company will utilize all of the NOL's before the expiration date.

Note 6 - Commitments and contingencies

Lease Obligations

The Company moved its operations from Oklahoma to New York in March 2002. The Company is obligated to the Oklahoma office space it occupied under a lease expiring in April, 2005. Currently, this space is being sub-leased and the minimum lease payments are being met. However, should the sub-lessee fail to pay the minimum lease payments, or move, and the space is not sub-leased at the minimum lease amounts, the Company would be responsible. The future minimum rental commitment through termination is:

Year	Amount
2003	$44,942
2004	46,693
2005	15,759

Insurance

Except for the broker blanket bond, the Company carries no insurance.

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

BENCHMARK SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002, the Company's net capital of $279,819 was $179,819 in excess of its required net capital of $100,000. The Company's capital ratio was 32.94%.

A copy of the Company's Statement of Financial Condition as of December 31, 2002, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Benchmark Securities Group, Inc.
825 East Gate Boulevard, 1st Floor
Garden City, NY 11530

Gentlemen:

We have audited the accompanying statement of financial condition of Benchmark Securities Group, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Benchmark Securities Group, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 11, 2003